FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

14 August 2026
HSBC HOLDINGS PLC
ISSUANCE OF SENIOR UNSECURED NOTES

HSBC Holdings plc has today issued US$2,500,000,000 5.243% Fixed Rate/Floating Rate Senior Unsecured Notes due 2032 (the '2032 Fixed/Floating Rate Notes'), US$3,250,000,000 5.729% Fixed Rate/Floating Rate Senior Unsecured Notes due 2037 (the '2037 Fixed/Floating Rate Notes') and US$1,000,000,000 Floating Rate Senior Unsecured Notes due 2032 (the 'Floating Rate Notes' and, together with the 2032 Fixed/Floating Rate Notes and the 2037 Fixed/Floating Rate Notes, the 'Notes') pursuant to an indenture dated 26 August 2009 (as amended and supplemented from time to time and as most recently amended and supplemented by a 40th supplemental indenture dated 14 August 2026).

Application will be made to list the Notes on the New York Stock Exchange.

Investor enquiries to:

Greg Case                               +44 (0) 20 7992 3825             investorrelations@hsbc.com

Media enquiries to:

Press Office                            +44 (0) 20 7991 8096              pressoffice@hsbc.com

Disclaimers

The offering was made pursuant to an effective shelf registration statement on Form F-3 filed with the Securities and Exchange Commission (the 'SEC'). The offering was made solely by means of a prospectus supplement and an accompanying prospectus, which have been filed with the SEC. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by writing or telephoning us at either of the following addresses:

Group Company Secretary                       HSBC Holdings plc
HSBC Holdings plc                                  c/o HSBC Bank USA, National Association
8 Canada Square                                       66 Hudson Boulevard East, 545W9
London E14 5HQ                                     New York, NY 10001
United Kingdom                                       Attn: Company Secretary
Tel: +44 20 7991 8888                             Tel: +1 212 525 5000

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

This announcement does not constitute an offer or an invitation to subscribe or purchase any of the Notes. No action has been taken in any jurisdiction to permit a public offering of the Notes where such action is required other than in the US. The offer and sale of the Notes may be restricted by law in certain jurisdictions.

For and on behalf of
HSBC Holdings plc
Angela McEntee
Group Company Secretary

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,438bn at 30 June 2026, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 14 August 2026